SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 23, 2010

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Sandoz leads the way with first generic version of ‘gold standard’ anti-thrombotic Lovenox®(1)

•                  Sandoz is the first company to receive US approval to market a more affordable generic version of the leading hospital-based medication in the US

•                  US 2009 sales of Lovenox® were USD 2.7 billion

•                  Enoxaparin launch demonstrates Sandoz focus on differentiated and complex products, and underscores status as a global leader

Holzkirchen, July 23, 2010 — Sandoz today announced the introduction of enoxaparin sodium injection, the first generic version of Lovenox® (1), in the US. Product shipment began immediately following approval by the US Food and Drug Administration (FDA).

According to IMS data enoxaparin sodium injection is the best-selling hospital medicine in the US, and has been described as the ‘gold standard’ for anti-thrombotic treatments.(2) Lovenox®, the reference product, recorded US sales of USD 2.7 billion in 2009 and has been used to treat an estimated 200 million patients worldwide since it was launched.(3)

“Sandoz is the first company to launch generic enoxaparin sodium in the US, delivering on our strategy of being first-to-market with key products, and underscoring our leadership in differentiated products,” said Jeff George, global head of Sandoz. “We welcome the FDA decision to approve our enoxaparin application, and are now looking forward to significantly increasing patient and payor access to this vital medicine, by providing a high-quality, more affordable version.”

The Sandoz product, developed in collaboration with Momenta Pharmaceuticals, Inc., is indicated for use in prophylaxis and for treatment of deep vein thrombosis, prophylaxis of ischemic complications of unstable angina and non-Q-wave myocardial infarction, and the treatment of acute ST-segment elevation myocardial infarction [STEMI]

Enoxaparin, a low molecular weight heparin (LMWH) is an anticoagulant that helps to prevent thrombosis. Thrombosis is the formation of a blood clot in the blood vessels in the absence of bleeding. Enoxaparin is made up of a complex blend of low molecular weight substances (oligosaccharides) derived from heparins, and therefore requires sophisticated analytical methods on the part of the manufacturer to ensure accurate and reliable characterization, development and production.

Collaborating since 2003, Sandoz and Momenta provided the FDA with substantial data that demonstrated the equivalence of the Sandoz generic to Lovenox, and addressed potential immunogenicity issues. The FDA also denied two related Citizens’ Petitions.

Sandoz specializes in the development, production and marketing of differentiated products ranging from biosimilars to complex injectables and inhalables. These products leverage complex ingredients, formulations, delivery mechanisms or underlying technologies to add value for patients and payors by going well beyond “standard” generics.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “strategy”, “looking forward,” “potential”, or similar expressions, or by express or implied discussions regarding potential future sales of enoxaparin sodium injection. You should not place undue reliance on these statements.  Such forward-looking statements reflect the current views of the company regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that enoxaparin sodium injection will achieve any particular levels of revenue in the future. In particular, management’s expectations could be affected by, among other things, unexpected inabilities to obtain or maintain exclusivity periods for developed products; uncertainties regarding actual or potential legal proceedings, including, among others, intellectual property disputes or other legal efforts to prevent or limit Sandoz from selling enoxaparin sodium injection, and the uncertain outcome of any such litigation; the particular prescribing preferences of physicians and patients; competition in general; government, industry and general public pricing pressures; unexpected manufacturing difficulties or delays; unexpected regulatory actions or delays or government regulation generally; the impact that the foregoing factors could have on the values attributed to the Novartis Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Sandoz is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

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About Sandoz

Sandoz, a Division of the Novartis group, is a global leader in the field of generic pharmaceuticals, offering a wide array of high-quality, affordable products that are no longer protected by patents. Sandoz has a portfolio of approximately 1000 compounds and sells its products in more than 130 countries. Key product groups include antibiotics, treatments for central nervous system disorders, gastrointestinal medicines, cardiovascular treatments and hormone therapies. Sandoz develops, produces and markets these medicines along with pharmaceutical and biotechnological active substances and anti-infectives. In addition to strong organic growth in recent years, Sandoz has made a series of acquisitions including Lek (Slovenia), Sabex (Canada), Hexal (Germany), Eon Labs (US), EBEWE Pharma (Austria), and Oriel Therapeutics (US).  In 2009, Sandoz employed around 23,000 people worldwide and posted sales of USD 7.5 billion.

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For further information

Eric Althoff Novartis Global Media Relations +41 61 32 47999 eric.althoff@novartis.com	Chris Lewis Sandoz Global Communications +49 8024 476 2550 chris.lewis@sandoz.com	Ted Deutsch Sandoz US Communications +1 609 6278500 ted.deutsch@sandoz.com

Novartis Investor Relations

International: Susanne Schaffert Pierre-Michel Bringer Thomas Hungerbuehler Isabella Zinck Central phone no: +41 61 324 7944 E-mail: investor.relations@novartis.com	North America: Richard Jarvis +1 212 830 2433 Jill Pozarek +1 212 830 2445 Edwin Valeriano +1 212 830 2456 E-mail: investor.relations@novartis.com

Footnotes:

(1) Lovenox® is a registered trademark of Sanofi-Aventis

(2) 2009 Sanofi-Aventis Shareholder Letter

(3) 2008 Sanofi-Aventis Annual Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	July 23, 2010	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting